UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	November 20, 2007

Edward Dayoob
Chief Executive Officer
Whitehall Jewelers Holdings, Inc.
125 South Wacker Dr. Ste. 2600
Chicago, Illinois  60606

      Re:	Whitehall Jewelers Holdings, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
   File No. 333-145863
		Filed November 13, 2007

Dear Mr. Dayoob:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to prior comment one. Given the facts and circumstances of the transaction and trading market, we believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and
Item 501(b)(3) of Regulation S-K. Please revise accordingly and identify the Prentice and Millennium entities as underwriters.

Risk Factors, page 9

Future sales of our common stock..., page 16

2. We note your response to prior comment seven and revised disclosure on page 16. Currently the quantification of the amount of shares to be outstanding upon the effectiveness of the registration statement "not counting the Shares and Warrant Shares being registered by this prospectus" is confusing. Please revise the statement contrasting the 314,719 shares to the post-effective amount to instead include the number of shares covered by the registration statement, and express this increase in percentage terms or other concise language that clearly explains the exponential increase to freely tradable shares.

Market Price of and Dividends of our Common Stock, page 20

3. Please revise to provide the per share market information.  See
Item 201 of Regulation S-K.

Executive Compensation, page 69

4. We note your revised disclosure on pages 72-73 in response to prior comments 11 and 12. Please revise your discussion of salary, bonus and equity components of executive compensation to explain and quantify how they "varie[d] from the comparable company medians," referenced on page 72, and "the benchmark range," referenced on page
73. Was the benchmark range the low and high medians for each benchmarked company? Please revise accordingly.

Certain Relationships and Related Transactions, page 92

5. Please refer to prior comment 16. It is unclear why you do not discuss the options to purchase shares of Whitehall Jewelers, Inc. common stock, which were converted to options to purchase 2,447,129 shares of your common stock. Your revised disclosure should distinguish between shares issued by you to Prentice and other affiliates in return for their Whitehall shares, extinguishment of debt, and otherwise.

6. We reissue prior comment 17. It is still unclear if and how the common shares were meant to be valued at $66.9 million, $59 million or another amount. Did the parties intend for the common shares exchanged for extinguishment of Prentice and Holtzman debt to be a certain amount? If so, how was the number of shares determined, given the lack of a liquid market for Whitehall`s securities? Was the total number of shares determined using the sale price you received in the private placement? Please revise accordingly.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any accounting-related questions may be directed to Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551- 3841. Questions on other disclosure issues may be directed to James Lopez at (202) 551-3536.

								Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Eleazer Klein
	Fax: (212) 593-5955

Edward Dayoob, Chief Executive Officer
Whitehall Jewelers Holdings, Inc.
November 20, 2007
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